UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 21, 2023

Bancorp 34, Inc.

(Exact name of registrant as specified in its charter)

Maryland	333-273901	74-2819178
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

8777 E. Hartford Drive, Suite 100 Scottsdale, Arizona	85255
(Address of principal executive offices)	(Zip Code)

(623) 334-6064

Registrant’s telephone number, including area code

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.01 per share	BCTF	OTCQB Venture Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry Into A Material Definitive Agreement.

Amendment to Agreement and Plan of Merger

Reference is made to the Agreement and Plan of Merger (the “Merger Agreement”) by and between Bancorp 34, Inc. (the “Company”) and CBOA Financial, Inc. (“CBOA”) dated as of April 27, 2023. The Merger Agreement was included as Annex A to the proxy statement prospectus contained in the Company’s Registration Statement on Form S-4 (the “Registration Statement”) filed with the Securities and Exchange Commission (“SEC”) on August 11, 2023 and is incorporated herein by this reference. Capitalized terms used in this report without definition shall have the meanings assigned to them in the Merger Agreement.

On December 21, 2023, the Company and CBOA executed Amendment No. 1 to Agreement and Plan of Merger (the “Amendment”) to: (1) revise the Exchange Ratio for common stock to be received by CBOA shareholders upon consummation of the Merger from 0.24 shares of Company common stock to 0.2628 shares of Company common stock for each share of CBOA common stock issued and outstanding; and (2) revise the Outside Date from April 27, 2024 to June 28, 2024 and delete the automatic extension of the Outside Date to June 11, 2024 if all conditions to the Merger have been met other than the receipt of regulatory approvals required to consummate the Merger.

The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by the terms and conditions of the Amendment, a copy of which is attached hereto as Exhibit 2.1 to this Current Report on Form 8-K and incorporated herein by reference.

Item 2.02	Results of Operations and Financial Condition.

On November 7, 2023, prior to the effectiveness of the Registration Statement, the Company issued a press release announcing its third quarter 2023 financial results (the “Original Earnings Release”). A copy of the Original Earnings Release was filed by the Company with the SEC pursuant to Rule 425 on November 13, 2023 and is incorporated herein by this reference. On December 22, 2023, the Company issued the press release that is furnished as Exhibit 99.1 to this Current Report on Form 8-K revising the Original Earnings Release (the “Revised Earnings Release”) to account for an increase in its provision for loan losses taken to reserve for one commercial real estate credit which was placed on non-accrual status. Following continued review of the credit by the Company, as described in the Revised Earnings Release, the Company determined that the credit should be placed on non-accrual status as of September 30, 2023, resulting in the revised third quarter financial results.

Additional Information About the Merger and Where to Find It

This communication is being made in respect of the proposed merger transaction between the Company and CBOA. In connection with the proposed merger, the Company has filed a registration statement on Form S-4 with the SEC to register the Company’s shares that will be issued to CBOA’s shareholders in connection with the merger. The registration statement includes a joint proxy statement of the Company and CBOA and a prospectus of the Company, as well as other relevant documents concerning the proposed transaction. INVESTORS AND SHAREHOLDERS OF THE COMPANY AND CBOA ARE URGED TO READ THE REGISTRATION STATEMENT, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT IS CONTAINED IN THE REGISTRATION STATEMENT REGARDING THE MERGER AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED BY THE COMPANY OR CBOA WITH THE SEC, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, CBOA AND THE MERGER.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

A free copy of the proxy statement/prospectus (including the definitive joint proxy statement/prospectus, when it becomes available), as well as other documents filed with the SEC by the Company may be obtained at the SEC’s Internet site at http://www.sec.gov. The definitive proxy statement/prospectus will also be mailed to shareholders of the Company and CBOA.

PARTICIPANTS IN THE TRANSACTION

The Company and CBOA and certain of their respective directors and executive officers, under the rules of the SEC may be deemed to be participants in the solicitation of proxies from the Company’s and CBOA’s shareholders in favor of the approval of the merger agreement. Information about the directors and officers of the Company and CBOA and their ownership of Company and CBOA common stock is contained in the registration statement and proxy statement/prospectus pertaining to the transaction. Free copies of this document may be obtained as described above.

ABOUT BANCORP 34, INC. - Bank 34 has three full-service community bank branches, one in Maricopa County, Arizona in the city of Scottsdale and one each in Otero and Dona Ana Counties in the cities of Alamogordo and Las Cruces in southern New Mexico.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits.

2.1	Amendment No. 1 to Agreement and Plan of Merger, dated December 21, 2023, by and between Bancorp 34, Inc. and CBOA Financial, Inc., to Agreement and Plan of Merger, dated as of April 27, 2023
99.1	Press Release dated December 22, 2023 (furnished only)
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 22, 2023	BANCORP 34, INC.

	By:	/s/ James Crotty
	Name:	James Crotty
	Title:	President and Chief Executive Officer